Exhibit 99.1

AMEX:ROY	NR 07-03
TSX: IRC	February 12, 2007

INTERNATIONAL ROYALTY

DECLARES DIVIDEND

DENVER, COLORADO – March 6, 2008 - International Royalty Corporation (AMEX:

ROY, TSX: IRC) is pleased to report that its Board of Directors declared a dividend on February 29, 2008 of US$0.015 per share. The dividend is payable to shareholders of record on March 14, 2008 and will be paid on or about March 31, 2008.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 75 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Melanie Lecavalier: mlecavalier@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com